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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             APOGEE TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03760F100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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---------------------                                      ---------------------
 CUSIP No. 03760F100                13G                      Page 2 of 7 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H.M. Stein Associates, Herbert M. Stein, General Partner
--------------------------------------------------------------------------------
                                                               (a)   [X]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)   [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                                5.     SOLE VOTING POWER
                                       0
            NUMBER OF           ------------------------------------------------
             SHARES             6.     SHARED VOTING POWER
          BENEFICIALLY                 730,667
            OWNED BY            ------------------------------------------------
              EACH              7.     SOLE DISPOSITIVE POWER
            REPORTING                  0
             PERSON             ------------------------------------------------
              WITH              8.     SHARED DISPOSITIVE POWER
                                       730,667
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         730,667

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [X]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         14.01%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         OO

--------------------------------------------------------------------------------
*The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation which has a 1% general partnership interest in H.M Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of the shares held by H.M. Stein Associates.


                               Page 2 of 7 Pages

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---------------------                                      ---------------------
 CUSIP No. 03760F100                13G                      Page 3 of 7 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Herbert M. Stein
--------------------------------------------------------------------------------
                                                               (a)   [X]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)   [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                                5.     SOLE VOTING POWER
                                       125,000
            NUMBER OF           ------------------------------------------------
             SHARES             6.     SHARED VOTING POWER
          BENEFICIALLY                 886,367
            OWNED BY            ------------------------------------------------
              EACH              7.     SOLE DISPOSITIVE POWER
            REPORTING                  125,000
             PERSON             ------------------------------------------------
              WITH              8.     SHARED DISPOSITIVE POWER
                                       886,367
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,011,367

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [X]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         19.05%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------
* With respect to 730,667 of these shares, Herbert M. Stein has shared voting and investment power but denies beneficial ownership of 91% of such shares.
With respect to 100,000 of the shares owned by the Renee and Herbert M. Stein Charitable Foundation, Mr. Stein disclaims all beneficial ownership.


                               Page 3 of 7 Pages

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Item 1(a).        Name of Issuer:
                  ---------------

                  APOGEE TECHNOLOGY, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  129 Morgan Drive
                  Norwood, Massachusetts 02062

Item 2(a).        Name of Person Filing:

                  H.M Stein Associates, Herbert M. Stein, General Partner Herbert M. Stein

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

                  129 Morgan Drive
                  Norwood, Massachusetts 02062

Item 2(c).        Citizenship:
                  ------------

                  USA

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  Common Stock

Item 2(e).        CUSIP Number:
                  -------------

                  03760F100

Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b),
                  or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  ---------------------------------------------------------


         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Exchange Act.

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act.

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act.

         (e)      [ ]      An investment adviser in accordance with
                           Rule 13d-1(b)(1)(ii)(E).


                               Page 4 of 7 Pages

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         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.[ ]


Item 4.           Ownership
                  ---------

This statement is being filed on behalf of H.M. Stein Associates and Herbert M. Stein.


4.1    H.M. Stein Associates, Herbert M. Stein, General Partner

         (a)      Amount beneficially owned:  730,667

               The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation which has a 1% general partnership interest in H.M Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of the shares held by H.M. Stein Associates.

         (b)      Percent of class:  14.01%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  0

                  (ii)     shared power to vote or to direct the vote: 730,667

                  (iii)    sole power to dispose or to direct the
                           disposition of:  0

                  (iv) shared power to dispose or to direct the disposition of: 730,667


                               Page 5 of 7 Pages

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4.2   Herbert M. Stein

         (a)      Amount beneficially owned: 1,011,367*

         (b)      Percent of class:  19.05%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  125,000

                  (ii)     shared power to vote or to direct the vote:  886,367

                  (iii)    sole power to dispose or to direct the
                           disposition of:  125,000

                  (iv) shared power to dispose or to direct the disposition of: 886,367

Item 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                  --------------------------------------------------------------

     The partners of H.M. Stein Associates are Herbert M. and Renee Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee Corporation. Mr. Stein has an 8% general partnership interest in H.M. Stein Associates and he is also the sole stockholder and President of Fairlee Corporation which has a 1% general partnership interest in H.M Stein Associates. Mr. Stein disclaims beneficial ownership of 91% of the shares held by H.M. Stein Associates.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company
                  --------------------------------------------------------------

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                  Not Applicable

Item 9.           Notice of Dissolution of Group
                  ------------------------------

                  Not Applicable

* With respect to 730,667 of these shares, Herbert M. Stein has shared voting and investment power but denies beneficial ownership of 91% of such shares. With respect to 100,000 of the shares owned by the Renee and Herbert M. Stein Charitable Foundation, Mr. Stein disclaims all beneficial ownership.


                               Page 6 of 7 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Herbert M. Stein

Date: February 12, 2002                         By: /s/ Herbert M. Stein
                                                    ----------------------------


                                                H.M. Stein Associates
                                                Herbert M. Stein


                                                By: /s/ Herbert M. Stein
                                                    ----------------------------



                               Page 7 of 7 Pages